Filed by Documentum, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No.: 000-27358

DOCUMENTUM, INC.
6801 Koll Center Parkway
Pleasanton, California 94566
Telephone Number: (925) 600-6800

AN IMPORTANT REMINDER!

December 1, 2003

     Dear Stockholder:

     We have previously mailed you proxy materials in connection with the upcoming special meeting of Documentum stockholders, which has been called to vote upon a proposed merger with EMC Corporation. The meeting is scheduled to be held on Thursday, December 18, 2003 at 10:00 a.m. local time. According to our latest records, your proxy instructions for this meeting have not yet been received.

     Your Board of Directors recommends that stockholders vote “FOR” the approval and adoption of the merger agreement and the proposed merger with EMC Corporation. A copy of the merger agreement, and the material details thereof, including a discussion of the risks associated with the proposed merger, are included in the proxy materials previously sent to you, dated November 18, 2003. Please promptly take action to ensure that your Documentum shares are represented at the special meeting.

     Your vote is very important, regardless of the number of Documentum shares you currently own. Since the time until the special meeting is short, we urge you to vote your shares today, by following either the telephone or internet voting instructions that are enclosed with this letter. Acting now will help ensure that your proxy instructions are received in time for the meeting. Thank you for your prompt attention.

     Please take note that your broker cannot vote your shares for you on this proposal without first receiving your specific voting instructions. Thank you for giving this important matter your prompt attention.

Sincerely,

Sayed Darwish Vice President, General Counsel and Secretary

Additional Information And Where To Find It

EMC Corporation has filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2003, a registration statement on Form S-4 that includes a joint proxy statement/prospectus of EMC and Documentum, Inc., and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF EMC AND DOCUMENTUM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EMC, DOCUMENTUM AND THE PROPOSED MERGER. In addition to the registration statement filed by EMC in connection with the proposed merger, and the joint proxy statement/prospectus mailed to the stockholders of EMC and Documentum in connection with the proposed merger, each of EMC and Documentum file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials, and any other documents filed by EMC or Documentum with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials, and any other documents filed by EMC or Documentum with the SEC, may also be obtained from EMC and Documentum. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com. Investors and security holders may obtain copies of the documents filed with the SEC by Documentum on Documentum’ website at www.Documentum.com.

     EMC, Documentum and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of EMC is set forth in EMC’s proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum’ proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.